Exhibit 99.1

CONVERSION AGREEMENT

This Conversion Agreement (this “Agreement”) is entered into as of September 2, 2026 (the “Effective Date”), by and between Clearmind Medicine Inc., a British Columbia corporation (the “Company”), and the accredited investors party hereto (the “Holders”).

WITNESSETH

WHEREAS, the Company issued to the Holder certain convertible notes (the “Notes”) in the aggregate principal amount of $687,500, and together with accrued interest thereon, $696,079.50, pursuant to that certain Securities Purchase Agreement, dated September 17, 2025, as amended on April 30, 2026 (the “SPA”);

WHEREAS, the Notes are convertible into Common Shares of the Company on the terms and conditions set forth in Section 3 thereof;

WHEREAS, the Company and the Holder desire to effect a conversion of the outstanding amounts under the Notes at a mutually agreed conversion price, notwithstanding the Conversion Price formula set forth in the Notes; and

WHEREAS, the Company and the Holder desire to set forth their agreement with respect to such conversion and the applicable conversion price.

AGREEMENT

1. Definitions. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Notes.

2. Agreed Conversion.

2.1 Conversion Amount. Subject to the terms and conditions of this Agreement, the Holder hereby agrees to convert, and the Company agrees to honor the conversion of the outstanding Conversion Amount under the Notes (the “Agreed Conversion Amount”).

2.2 Agreed Conversion Price. Notwithstanding anything to the contrary in the Notes (including, without limitation, the definition of “Conversion Price” and the Floor Price), solely with respect to the conversion of the Agreed Conversion Amount pursuant to this Agreement, the parties hereby agree that the conversion price shall be $1.00 per Common Share (the “Agreed Conversion Price”).

2.3 Issuance of Common Shares. The number of Common Shares issuable upon conversion of the Agreed Conversion Amount shall be equal to the Agreed Conversion Amount divided by the Agreed Conversion Price, rounded in accordance with Section 3(a) of the Notes (the “Conversion Shares”).

2.4 Deemed Conversion Notice. For purposes of Section 3(b) of the Notes, the execution and delivery of this Agreement shall be deemed to constitute a valid and irrevocable Conversion Notice with respect to the Agreed Conversion Amount.

3. Mechanics; Timing

3.1 Share Delivery. The Company shall issue and deliver (or cause its transfer agent to issue and deliver) the Conversion Shares to the Holder (or its designee) in accordance with Section 3(b) of the Notes within the time period specified therein.

3.2 (Reserved)

4. Limited Waiver and Amendment

4.1 Override of Conversion Price Formula. Solely with respect to the conversion of the Agreed Conversion Amount pursuant to this Agreement, the parties hereby waive and amend the application of Section 3 of the Notes to provide that the Agreed Conversion Price shall apply in lieu of the Conversion Price otherwise determined thereunder.

4.2 Floor Price. The definition of “Floor Price” in the form of Convertible Note attached as Exhibit A to the SPA shall be amended to mean $1.00 per Common Share.

4.3 No Other Amendments. Except as expressly set forth herein, all terms and provisions of the Notes and the SPA shall remain in full force and effect, unmodified and unimpaired, and are hereby ratified and confirmed.

5. No Event of Default. The Company represents and warrants that, as of the Effective Date, no Event of Default has occurred and is continuing under the Notes.

6. Securities Law Matters

6.1 Registration Statement. The Conversion Shares have been registered for resale pursuant to a registration statement filed by the Company with the Securities and Exchange Commission (the “Registration Statement”). The Company represents that the Registration Statement is effective as of the Effective Date.

6.2 Legends. Upon issuance, the Conversion Shares shall not bear any restrictive legends, and the Company shall cause its transfer agent to issue such Conversion Shares in book-entry or other uncertificated form without restrictive legends, in each case in accordance with the Registration Statement and applicable law.

7. Representations of the Holder. The Holder represents and warrants that: (a) it is the lawful holder of the Note; (b) it has full power and authority to enter into this Agreement; (c) it is acquiring the Conversion Shares for its own account and not with a view to distribution in violation of the Securities Act; and (d) it has consulted with its own advisors regarding the conversion contemplated hereby.

8. Governing Law. This Agreement shall be governed by, and construed in accordance with, the governing law provisions set forth in Section 8(a) of the SPA, which provision is hereby incorporated by reference mutatis mutandis.

9. Miscellaneous.

9.1 Entire Agreement. This Agreement constitutes the entire agreement of the parties with respect to the subject matter hereof.

9.2 Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original.

9.3 Further Assurances. Each party agrees to execute and deliver such further documents and instruments as may be reasonably necessary to carry out the intent of this Agreement.

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IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

CLEARMIND MEDICINE INC.

By:
Name:	Adi Zuloff-Shani
Title:	Chief Executive Officer

By:
Name:	Hila Kiron-Revach
Title:	Chairman of the Board

L.I.A Pure Capital Ltd.

By:
Name:	Kfir Silberman
Title:	Chief Executive Officer

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

CLEARMIND MEDICINE INC.

By:
Name:	Adi Zuloff-Shani
Title:	Chief Executive Officer

By:
Name:	Hila Kiron-Revach
Title:	Chairman of the Board

Capitalink Ltd.

By:
Name:	Lavi Krasney
Title:	Chief Executive Officer